Exhibit 99.7

A copy of Imperial Tobacco Group PLC’s Annual Report and Accounts 2005, Annual Review and Summary Financial Statement 2005, Preliminary information on the Implementation of International Financial Reporting Standards, Notice of Annual General Meeting 2006 and related documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority Document Viewing Facility which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

T M Williams

Deputy Company Secretary

Enquiries

Simon Evans	Group Media Relations Executive	Tel: +44 (0)117 933 7375

John Nelson-Smith	Investor Relations Manager	Tel: +44 (0)117 933 7082

Copies of our announcements are available on our website:  www.imperial-tobacco.com